Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

Group 1 Automotive, Inc. Announces Final Purchase Price of Cash Tender

Offer for Any and All of its 3.00% Convertible Senior Notes due 2020

HOUSTON, June 24, 2014—Group 1 Automotive, Inc. (NYSE: GPI) (the “Company”), an international, Fortune 500 automotive retailer, today announced that it has determined the final purchase price offered by the Company pursuant to its previously announced cash tender offer (the “Offer”) to purchase for cash any and all of its outstanding 3.00% Convertible Senior Notes due 2020 (CUSIP No. 398905AG4) (the “Notes”).

The final purchase price per $1,000 principal amount of Notes is $2,275.36. In addition to the final purchase price, holders will receive, in respect of their Notes that are accepted for purchase, accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

The final purchase price was determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated May 7, 2014, as amended and supplemented by Supplement No. 1 to the Offer to Purchase dated June 2, 2014 (as so amended and supplemented, the “Offer to Purchase”). The final purchase price is equal to the sum of (i) the Average Volume Weighted Average Price (“Average VWAP”) (as defined below) multiplied by 26.4021 plus (ii) a fixed cash amount of $169.00. The Average VWAP at the close of trading on June 24, 2014 was $79.7800.

“Average VWAP” is the simple arithmetic average of the Daily VWAPs over the Averaging Period. The Averaging Period is the period of 32 consecutive trading days beginning on May 9, 2014 and ending on the Expiration Date (as defined below). The Daily VWAP for any trading day means the per share volume-weighted average price of the Company’s common stock on the New York Stock Exchange, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GPI.N <equity> AQR”, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the New York Stock Exchange on such trading day. The Daily VWAP was determined without regard to pre-market hours or after hours trading or any other trading outside of the regular trading session trading hours.

The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, June 24, 2014, unless it is extended (such date, as it may be extended by the Company, the “Expiration Date”) or earlier terminated by the Company.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer is not subject to any minimum tender condition. However, the Offer is subject to certain other conditions as more fully described in the Offer to Purchase. The Company expressly reserves the right to waive these conditions in whole or in part at any or at various times in its sole discretion.

Wells Fargo Securities, LLC acted as the dealer manager for the Offer. Global Bondholder Services Corporation acted as the depositary for the Offer and as the information agent for the Offer.

Questions regarding the Offer should be directed to Wells Fargo Securities, LLC, (800) 326-5897 (toll-free). Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to Global Bondholder Services Corporation by phone at (866) 794-2200 (toll free) or (212) 430-3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

None of the Company, its management or board of directors, the dealer manager, the depositary or the information agent makes any recommendation to any holder of Notes as to whether to tender any Notes. None of the Company, its management or board of directors, the dealer manager, the depositary or the information agent has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been authorized by the Company, the dealer manager, the depositary or the information agent.

Group 1 Automotive, Inc.

This press release is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The Offer may be made only pursuant to the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the other related Offer materials. An issuer tender offer statement on Schedule TO, including the Offer to Purchase and the Letter of Transmittal, describing the Offer has been filed with the Securities and Exchange Commission. Holders of the Notes are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the Offer because it contains important information. The Schedule TO, the Offer to Purchase, the Letter of Transmittal and other related Offer materials (including Amendment No. 1 to the Schedule TO) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov. In addition, the Company will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Notes.

About Group 1 Automotive, Inc.

Group 1 owns and operates 152 automotive dealerships, 193 franchises, and 37 collision centers in the United States, the United Kingdom and Brazil that offer 34 brands of automobiles. Through its dealerships, the Company sells new and used cars and light trucks; arranges related vehicle financing, service and insurance contracts; provides automotive maintenance and repair services; and sells vehicle parts.

Group 1 Automotive can be reached on the Internet at www.group1auto.com.

SOURCE: Group 1 Automotive, Inc.

Investor contacts:

Sheila Roth

Manager, Investor Relations

Group 1 Automotive, Inc.

713-647-5741 | sroth@group1auto.com

Media contacts:

Pete DeLongchamps

V.P. Manufacturer Relations, Financial Services and Public Affairs

Group 1 Automotive, Inc.

713-647-5770 | pdelongchamps@group1auto.com

or

Clint Woods

Pierpont Communications, Inc.

713-627-2223 | cwoods@piercom.com